UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

R.G. BARRY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number: 001-08769

OHIO	31-4362899
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13405 Yarmouth Road NW, Pickerington, Ohio	43147
(Address of principal executive offices)	(Zip Code)
José G. Ibarra, 614-729-7270
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
R.G. Barry Corporation (the “Company”) evaluated its current product lines and determined that certain product it contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The Company has filed a Conflict Minerals Report as Exhibit 1.02 to this specialized disclosure report. The Conflict Minerals Report is also publicly available on the Company’s website at www.rgbarry.com on the "Corporate Responsibility" page. The Company’s website and the information accessible through it are not incorporated into this specialized disclosure report

Item 1.02 Exhibit
See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits
Item 2.01
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

R.G. BARRY CORPORATION
Registrant

Date:	May 30, 2014	By:	/s/ José G. Ibarra
José G. Ibarra
Senior Vice President – Finance and Chief Financial Officer (Principal Financial Officer)
(Duly Authorized Officer)